EXHIBIT 99.1

For Immediate Release	Date: December 15, 2022
22-68-TR

Teck Announces Appointment of Greg Brouwer as Senior Vice President, Technology and Innovation

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Greg Brouwer as Senior Vice President, Technology and Innovation. Mr. Brouwer succeeds Andrew Milner, who held the position since 2018.

“Greg’s breadth of experience from across many areas of Teck make him ideally suited to lead our enterprise-wide innovation, transformation, technology and digital systems teams,” said Jonathan Price, CEO. “I want to thank Andrew for his contributions to the company and wish him all the best.”

Mr. Brouwer joined Teck in 1998 and has held progressively more senior roles, including General Manager, Highland Valley Copper; General Manager, Technology and Innovation; and most recently, Vice President, Transformation.

Mr. Brouwer holds a Bachelor of Applied Science in Mining & Mineral Process Engineering from the University of British Columbia, a Graduate Diploma in Business Administration from Simon Fraser University, Masters of Business Administration from Cornell University and Queen's University and has completed Harvard Business School’s Advanced Management Program. He is a registered Professional Engineer in the Province of British Columbia and is also a former board member of the Thompson Rivers University Foundation Board and the Thompson Nicola United Way.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com